Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended		Fiscal Year Ended

Dollars in Millions	Aug. 28, 2005	Aug. 29, 2004	May 29, 2005	May 30, 2004	May 25, 2003	May 26, 2002	May 27, 2001

Earnings before Income Taxes and Earnings from Joint Ventures	$364	$240	$1,815	$1,509	$1,316	$667	$998
Earnings from Joint Ventures before Income Taxes	26	35	121	100	81	40	21
Plus: Fixed Charges (1)	103	127	524	569	619	468	237
Less: Capitalized Interest	—	(1)	(3)	(8)	(8)	(3)	(2)

Earnings Available to Cover Fixed Charges	$493	$401	$2,457	$2,170	$2,008	$1,172	$1,254

Ratio of Earnings to Fixed Charges	4.76	3.16	4.69	3.81	3.24	2.50	5.29

Note (1)
Fixed Charges:
Interest and Minority Interest, Gross	$95	$118	$488	$537	$589	$445	$223
Rentals (1/3)	8	9	36	32	30	23	14

Total Fixed Charges	$103	$127	$524	$569	$619	$468	$237

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and joint ventures, plus pretax earnings or losses of joint ventures, plus fixed charges, less adjustment for capitalized interest. Fixed charges represent gross interest expense and subsidiary preferred distributions to minority interest holders, plus one-third (the proportion deemed representative of the interest factor) of rent expense. Calculations are based on underlying numbers.

We have not presented a ratio of earnings to fixed charges and preference stock dividends because we currently have no preference stock outstanding.